

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

December 13, 2006

John McNulty
Secure Computing Corporation
4810 Harwood Road
San Jose, California 95124

Re: Secure Computing Corporation
        Form S-3
        Filed on November 17, 2006
        File No. 333-138826

Dear Mr. McNulty:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note that you have outstanding accounting comments regarding your Form 10-K for the fiscal year ended December 31, 2005 and your Form 10-Q for the period ended September 30, 2006. Please be advised that your accounting comments must be resolved prior to the effectiveness of the above referenced registration statements.

2. We note that 10 million shares being registered for resale pursuant to this registration statement were issued to former stockholders of CipherTrust, Inc.

Please advise of the exemption you relied upon to issue these securities and explain the basis for your belief that the relied upon exemption was available to Secure Computing for this transaction.

Cover Page

3. To the extent that your Form S-3, File No. 333-132130, continues to offer 7,470,792 shares of common stock issuable upon conversion to Warburg Pincus Private Equity, please revise your cover page to disclose this concurrent offering.

Selling Stockholders, page 16

4. Please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by *all* non-natural persons. For example, but without limitation, it does not appear that you disclose the natural person or persons who exercise voting and/or dispositive power over SYS Ventures, each Greylock entity and USVP entity and Hitachi Systems & Services. See Rule 13d-3, by analogy, Item 507 of Regulation S-B, Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of the supplement to the Telephone Interp. Manual (March 1999). Alternatively, advise whether you plan to include this natural person disclosure in a prospectus supplement following effectiveness.

Part II, page II-1

Item 16. Exhibits, page II-2

5. We note that your legality opinion, filed as Exhibit 5.1, states that the "opinion is limited to "the General Corporation Law of the State of Delaware." Upon responding to this comment letter, please include a written confirmation from your counsel confirming to us that it concurs with the staff's understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Kyle Guse, Esquire
        Heller Ehrman LLP
        275 Middlefield Road
        Menlo Park, California 94025